# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: SIGNET JEWELERS LTD, CIK 0000832988
CUSIP: G81276100
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Clarendon House, 1 Church Street, Hamilton, Bermuda (D0), HM11
Date of event which requires filing of this statement: 04/01/2026
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001592643

## Reporting persons
- Select Equity Group, L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 3,243,549; sole dispositive power 0; shared dispositive power 3,243,549; aggregate amount beneficially owned 3,243,549 (8.1% of the class)
  Comment: Beneficial ownership based on 40,067,774 common shares outstanding as of March 13, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2026.
- George S. Loening: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 3,243,549; sole dispositive power 0; shared dispositive power 3,243,549; aggregate amount beneficially owned 3,243,549 (8.1% of the class)
  Comment: Beneficial ownership based on 40,067,774 common shares outstanding as of March 13, 2026, as reported on the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 19, 2026.

## Item 1. Issuer
Name of issuer: SIGNET JEWELERS LTD
Address of issuer's principal executive offices: Clarendon House, 2 Church Street, Hamilton, D0, HM11

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed jointly by Select Equity Group, L.P., a Delaware limited partnership ("Select LP") and George S. Loening ("Loening"), who is the majority owner of Select LP and managing member of its general partner. Select LP and Loening are sometimes jointly referred to herein as the "Select Reporting Persons." The Select Reporting Persons previously reported their beneficial ownership by filing a Schedule 13D, which was filed on February 27, 2025, and amended on January 6, 2026 (collectively, the "Schedule 13D"). Prior to filing the Schedule 13D, the Select Reporting Persons reported their beneficial ownership by filing a Schedule 13G, which was filed on May 7, 2020, and amended on September 24, 2020, January 8, 2021, September 3, 2021, February 14, 2022, March 22, 2022, May 27, 2022, October 14, 2022, February 14, 2023, February 14, 2024 and February 7, 2025 (collectively, the "Prior Schedule 13G"). No amendments to previously reported information is being reported by the filing of this Schedule 13G and as certified pursuant to Item 10, below, the securities reported by the Reporting Persons on this Schedule 13G are held in the ordinary course of business and not held for the purpose of or with the effect of changing or influencing the control of the Issuer and are not held in connection with or as a participant in any transaction having that purpose or effect.
Address of principal business office or, if none, residence: The business address of each of Select LP and Loening is 380 Lafayette Street, New York, New York 10003.
Citizenship: George S. Loening is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
(i) Select Equity Group, L.P. - 3,243,549
(ii) George S. Loening - 3,243,549
Percent of class:
(i) Select Equity Group, L.P. - 8.10%
(ii) George S. Loening - 8.10%
Sole power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 0
(ii) George S. Loening - 0
Shared power to vote or to direct the vote:
(i) Select Equity Group, L.P. - 3,243,549
(ii) George S. Loening - 3,243,549
Sole power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 0
(ii) George S. Loening - 0
Shared power to dispose or to direct the disposition:
(i) Select Equity Group, L.P. - 3,243,549
(ii) George S. Loening - 3,243,549

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.1

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
EXHIBIT 99.1

The identity and the Item 3 classification of the relevant subsidiary are: Select Equity Group, L.P., which is an Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

EXHIBIT 99.2

AGREEMENT OF REPORTING PERSONS

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that such person or entity knows or has reason to believe that such information is inaccurate. This agreement may be executed in any number of counterparts and all of such counterparts taken together shall constitute one and the same instrument.

Select Equity Group, L.P.
Signature: By: Select Equity GP, LLC, its General Partner, By: /s/ George S. Loening
Name/Title: George S. Loening, Managing Member
Date: 04/03/2026

George S. Loening
Signature: /s/ George S. Loening
Name/Title: George S. Loening, an individual
Date: 04/03/2026

## Signatures
- Select Equity Group, L.P.: By: Select Equity GP, LLC, its General Partner, By: /s/ George S. Loening, George S. Loening, Managing Member (04/03/2026)
- George S. Loening: /s/ George S. Loening, George S. Loening, an individual (04/03/2026)